  EXHIBIT 99.1

Buenos Aires, October 3, 2022
Notice: CPSA-GG-N-0346/22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Summary Annual General Meeting and Special Shareholders’ Meeting dated September 30, 2022

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform the summary of the Annual General Meeting and the Special Shareholders’ Meeting held on September 30, 2022 (the “Meeting”).

Shareholders representing 82.17% of share capital and votes attended the Meeting. In addition, Mr. Marcos Palomba, on behalf of Comisión Nacional de Valores (“CNV,” Argentine Securities Commission) was also present.

It is put on record that the Meeting was held remotely in compliance with Section 14 of the Company’s Bylaws and the regulations in force.

The decisions taken were as follows:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES. It was approved by the majority of eligible votes possible to be casted in this decision to appoint shareholders BONCAMPO S.A. and CINCO VIENTOS URUGUAY S.A. to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2. AMENDMENT OF SECTION 4 OF THE COMPANY’S BYLAWS ON CORPORATE PURPOSE AND OF SECTION 17 OF THE COMPANY’S BYLAWS ON BOARD OF DIRECTORS FORMATION AND APPOINTMENT OF ITS MEMBERS. ADDITION OF SECTION 39 AS A TRANSITORY PROVISION OF THE COMPANY’S BYLAWS. The following were approved by the majority of eligible votes possible to be casted in this decision:

i) To amend Section 4 of the Company’s Bylaws as follows: SECTION 4: Subject to the applicable legal and regulatory framework, the Company’s purpose will be, whether on its own behalf or through third parties or associated with third parties, to perform the following activities in the Argentine Republic or abroad: a) production, transformation, transport, distribution and trade of electrical energy in all its forms, including but not limited to thermoelectric energy from non-renewable fuels (such as coal, derivatives of oil, natural gas and uranium) and renewable fuels or from energetically usable waste; hydroelectric energy (including mini and micro power stations), thermonuclear energy, wind energy, geothermal energy, marine energy (tidal and wave energy, and from ocean currents, ocean thermal, osmosis), solar energy (photovoltaic and thermal energy) and bioenergy (plant and animal biomass); b) production, development, projection and execution of projects related to capturing and/or reducing carbon emissions, including the emission, negotiation, purchase and sale, etc. of certificates, and any associated or related activity; c) production, storing and use of hydrogen technologies in all its energetic possibilities; d) prospection, exploration, exploitation, processing, purification, transformation, refining, industrialization, storing, trade, transport, distribution, import and export of liquid hydrocarbons (such as oil) and/or gaseous hydrocarbons (such as natural gas), minerals (such as mineral coal) and metals (such as uranium and lithium), and its direct or indirect derivatives; e) production and exploitation of raw material for the production of biofuels (biodiesel and bioethanol), including the production, storing, trade, distribution and transport; f) processing, storing, trade, distribution and transport and/or use of the following: (i) agro waste and urban solid waste as renewable energy source, and (ii) common and special waste (solid, semisolid and liquid) as energy source; g) obtaining, storing, trade, distribution, transport and/or use of biogas as renewable energy source; h) processing of raw material of fossil fuels (natural gas, raw gasoline) for obtaining basic petrochemical products (syngas, benzene, toluene), intermediate petrochemical products (ammonia, ethanol, methanol, ethylbenzene) and final petrochemical products (fertilizers, resins, polyurethanes, detergents, PET); i) research and development of energy technologies; j) development, investment and exploitation of all types of entrepreneurship and direct, related and supplementary activities, related to the agro and forestry production, and its direct and indirect derivatives, k) acquisition and management of interests in companies and investments in companies formed in Argentina or abroad. In relation to the described activities and within the limits established in this corporate purpose, the Company shall have full legal capacity to (i) acquire rights, undertake obligations and exercise any act not prohibited by law or by the Bylaws, and any other applicable regulation; (ii) fund, form, associate with or participate in legal entities of all type formed or to be formed in Argentina or abroad through any means, including but not limited to capital contributions, purchase of shares, bonds, debentures, corporate bonds and other credit titles or public or private securities; and  (iii) render services and/or exercise representation, commissions, consignments, services and/or powers or attorney on its own behalf or in favor of third parties.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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ii) To amend Section 17 of the Company’s Bylaws as follows: SECTION 17: a) Management of the Company shall be in charge of a Board of Directors formed by nine members and the same number (or lower) of deputy members. b) The members of the Board of Directors shall be in office during three fiscal years, and they will be renewed in thirds. c) In no case, will less than 3 directors be renewed in each case. d) Shareholders shall have the right to choose a third of the vacancies to be filled in the Board of Directors through cumulative voting as per Section 263 of the Argentine Business Entities Act. In the latter case, the voting result shall be counted per candidate, specifying the number of votes corresponding to each of them.

iii) To add TRANSITORY PROVISIONS, SECTION 39: Until the next Annual General Meeting that will consider the financial statements closed on December 31, 2022 and the appointment of members of the Board of Directors due to the end of their term in office, the Board of Directors will keep its current formation with 11 (eleven) members and 11 (eleven) deputy members. In the mentioned Annual General Meeting, through which the authorities of the Board of Directors will be appointed so as to comply with Section 17 of the Company’s Bylaws, the directors will be appointed with differentiated duration so that in the future appointments the partial and scale renewals scheme stated by such section can be applied, stating what directors will be appointed for one, two or three fiscal years.

3. RECTIFICATION OF THE AGREED DESTINATION WHEN FORMING THE OPTIONAL RESERVE. The rectification of the agreed destination when forming the optional reserve was approved by the majority of eligible votes possible to be casted in this decision. Such reserve will be destined indistinctively to the following: (a) investment projects already committed and/or (b) future investments related to new projects approved by the Board of Directors and/or (c) acquisition of shares from the Company; (d) payment of dividends based on the evolution of the Company’s financial position and the provisions of the Company’s Dividends Distribution Policy in force and/or (e) the absorption of actual and future losses.

4. GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be cast in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Leonardo Marinaro and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Lucía Perondi, so that any of them, individually and indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies, including but not limited to CNV, BYMA, Mercado de Valores de Buenos Aires, Caja de Valores, Inspección General de Justicia (“IGJ”, Business Entities Registry for the City of Buenos Aires) (as per Section 37 of General Resolution IGJ No. 7/2015), and any other competent supervision entity, being able to sign any submission and/or form, notices, notices required by law, affidavits, to access files and answer in proceedings, advance the proceedings and perform all necessary acts to obtain the recordings and respective approvals.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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